AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                         JULY 11, 2000



             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549


                         SCHEDULE TO
               ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE
               SECURITIES EXCHANGE ACT OF 1934)
                      (AMENDMENT NO. 1)


     DELAWARE GROUP GLOBAL DIVIDEND AND INCOME FUND, INC.
                      (Name of Issuer)

     DELAWARE GROUP GLOBAL DIVIDEND AND INCOME FUND, INC.
               (Name of Person Filing Statement)

      SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (Title of Class of Securities)

                         245916101
                         ---------
             (CUSIP Number of Class of Securities)


       Michael T. Pellegrino, Esq., Assistant Secretary
     Delaware Group Global Dividend and Income Fund, Inc.
                     2005 Market Street
              Philadelphia, Pennsylvania  19103
                        800-523-1918

  (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s)
  Filing Statement)

  CALCULATION OF FILING FEE

  TRANSACTION VALUATION $8,599,290.40

  (a)     AMOUNT OF FILING FEE: $1,719.86

  (b)

  (a) Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying
     665,065 shares of Common Stock of Delaware Group Global Dividend and Income Fund, Inc. by $12.93, the Net Asset Value per share as of 4:00 p.m. June 30, 2000.

  (b)     Calculated as 1/50 of 1% of the Transaction Valuation.

  /X/     Check box if any part of the fee is offset as provided
     by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:     $1,709.22
                         ---------

  Form or Registration No.:  Schedule TO
                           -----------

  Filing Party:     Delaware Group Global Dividend and
               Income Fund, Inc.
               ----------------------------------

  Date Filed: June 1, 2000
            ------------

  / /     Check the box if the filing relates solely to
     preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  / /     third-party tender offer subject to Rule 14d-1.

  /X/     issuer tender offer subject to Rule 13e-4.

  / /     going-private transaction subject to Rule 13e-3.

  / /     amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/


                    EXPLANATORY NOTE


     This Amendment No. 1 to the Issuer Tender Offer
  Statement on Schedule TO ("Amendment No. 1") of the Delaware Group Global Dividend and Income Fund, Inc. (the "Fund"), hereby amends and supplements the Fund s Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 1, 2000 (the "Statement"), in connection with a tender offer by the Fund to purchase up to 10% of its issued and outstanding shares of common stock ("Common Stock"), par value $0.01 per share (the "Shares"), for cash at a price equal to the Fund s net asset value per share as of 4:00 p.m., New York City time, on June 30, 2000 (the "Tender Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement. This Amendment No. 1 reports the results of the Tender Offer and constitutes the final amendment to the Statement pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

     The Tender Offer terminated at 5:00 p.m., New York City time, on June 29, 2000 (the "Expiration Date"). Pursuant to the Tender Offer, 1,319,294.659 Shares, or approximately 20% of the Fund's Common Stock as of the Expiration Date, were validly tendered and not withdrawn. In accordance with the terms and conditions of the Tender Offer, the Fund has accepted for payment 665,065 Shares or 10% of its Common Stock, at a price equal to $12.93 per share, the Fund's net asset value per share as of 4:00 p.m., New York City time, on June 30, 2000, for an aggregate purchase price of $8,599,290.40. Since more than 10% of the Fund's Common Stock was validly tendered and not withdrawn, the Fund purchased Shares from all tendering shareholders on a pro rata basis (at a ratio of approximately 0.504%). Payment for the Shares was mailed prior to the date hereof. The Schedule TO is hereby terminated.

  ITEM 12.     EXHIBITS.

          (a)(1)(i)      Letter to Shareholders from the
                         President of the Fund and Offer
                         to Purchase.*

          (a)(1)(ii)     Letter of Transmittal to Holders of
                         Common Stock.*

          (a)(1)(iii)    Letter to Brokers, Dealers,
                         Commercial Banks, Trust Companies
                         and Other Nominees.*

          (a)(1)(iv)     Letter to Clients and Client Letter
                         of Instructions to Holder of Record
                         of Client Shares.*

          (a)(1)(v)      Notice of Guaranteed Delivery.*

          (a)(1)(vi)     Guidelines for Certification of
                         Taxpayer Identification Number on
                         Substitute Form W-9.*

          (a)(2)         Not applicable.

          (a)(3)         Not applicable.

          (a)(4)         Not applicable.

          (a)(5)         Press Release dated May 15, 2000.**

          (a)(6)         Press Release dated July 11, 2000.

          (b)            Not applicable.

          (d)(1)         Form of Depositary Agreement between
                         the Fund and ChaseMellon Shareholder
                         Services, L.L.C. dated as of
                         May 26, 2000.*

          (d)(2)         Form of the Information Agent Letter
                         Agreement with ChaseMellon
                         Shareholder Services, L.L.C.
                         dated May 22, 2000.*

          (d)(3)         Investment Management Agreement with
                         Delaware Management Company dated
                         January 1, 1999.*

          (d)(4)         Sub-Advisory Agreement with Delaware
                         International Advisers Ltd. dated
                         January 1, 1999.*

          (d)(5)         Form of Transfer Agency Agreement
                         with EquiServe.*

          (d)(6)         Fund Administration and Accounting
                         Agreement with Delaware Service
                         Company, Inc. dated July 1, 1998.*

          (d)(7)         Global Custodian Agreement between
                         the Fund and The Chase Manhattan
                         Bank, N.A., dated May 1, 1996, as
                         amended November 20, 1997 and
                         August 24, 1998.*

          (g)            Not applicable.

          (h)            Not applicable.


  ---------------------
   * Previously filed on Schedule TO via EDGAR on
     June 1, 2000.
  ** Previously filed on Schedule TO via EDGAR on
     May 15, 2000.


                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DELAWARE GROUP GLOBAL DIVIDEND AND INCOME FUND, INC.


     /s/Michael T. Pellegrino
     ----------------------------
     Michael T. Pellegrino
     Assistant Vice President and
     Assistant Secretary


  July 11, 2000


                    EXHIBIT INDEX


  EXHIBIT      DESCRIPTION
  -------      -----------

  (a)(1)(i)         Letter to Shareholders from the President of
               the Fund and Offer to Purchase.*

  (a)(1)(ii)   Letter of Transmittal to Holders of Common
               Stock.*

  (a)(1)(iii)  Letter to Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.*

  (a)(1)(iv)   Letter to Clients and Client Letter of
               Instructions to Holder of Record of Client
               Shares.*

  (a)(1)(v)         Notice of Guaranteed Delivery.*

  (a)(1)(vi)   Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.*

  (a)(2)       Not applicable.

  (a)(3)       Not applicable.

  (a)(4)       Not applicable.

  (a)(5)       Press Release dated May 15, 2000.**

  (a)(6)       Press Release dated July 11, 2000.

  (b)               Not applicable.

  (d)(1) Form of Depositary Agreement between the Fund and ChaseMellon Shareholder Services, L.L.C.
               dated as of May 26, 2000.*

  (d)(2) Form of the Information Agent Letter Agreement with ChaseMellon Shareholder Services, L.L.C.
               dated May 22, 2000.*

  (d)(3)       Investment Management Agreement with Delaware
               Management Company dated January 1, 1999.*

  (d)(4)       Sub-Advisory Agreement with Delaware
               International Advisers Ltd. dated January 1,
               1999.*

  (d)(5)       Form of Transfer Agency Agreement with
               EquiServe.*

  (d)(6) Fund Administration and Accounting Agreement with Delaware Service Company, Inc. dated
               July 1, 1998.*

  (d)(7) Global Custodian Agreement between the Fund and The Chase Manhattan Bank, N.A., dated
               May 1, 1996, as amended November 20, 1997 and
               August 24, 1998.*

  (g)               Not applicable.

  (h)               Not applicable.

  ----------------------
   * Previously filed on Schedule TO via EDGAR on
     June 1, 2000.
  ** Previously filed on Schedule TO via EDGAR on
     May 15, 2000.